UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15766

First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of

Precidian ETF Trust II

Precidian Funds LLC

301 S State Street, Suite N002

Newtown, PA 18940

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications regarding this Application to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

john.mcguire@morganlewis.com

Page 1 of 31 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on July 30, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Precidian ETF Trust II Precidian Funds LLC Foreside Fund Services, LLC File No. 812-15766	Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this application, Precidian ETF Trust II, Precidian Funds LLC, and Foreside Fund Services, LLC apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission to amend a portion of the prior order, as previously amended, issued to Applicants under section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Prior Order”), which permits actively managed ETFs to operate without being subject to a daily portfolio transparency condition (“Application”).1

[1]	The Applicants previously submitted an application with the Commission (File No. 812-14405), as amended and restated and filed with the Commission on April 4, 2019 (the “Original Application”), requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33440 dated April 8, 2019 (the “Original Notice”) and an order granting the relief requested was contained in Investment Company Act Release No. 33477 dated May 20, 2019 (the “Original Order”). The Applicants subsequently filed an application to amend the Original Order to add flexibility to Funds to use “custom baskets” (File No. 812-15179-01) on November 8, 2024 (“Custom Basket Application”), which was noticed in Investment Company Act Release No. 35386 dated November 14, 2024, and received the Prior Order in Investment Company Act Release No. 35411 dated December 10, 2024. Except as specifically noted herein, all representations and conditions contained in the Original Application as amended by the Custom Basket Application remain applicable to the operation of the ETFs and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Order. The Original Application and the Custom Basket Application are, together, referred to herein as the “Prior Applications.”

The Prior Order permits the Trusts to create and operate actively managed ETFs.2 However, unlike traditional actively managed ETFs, Applicants operate ETFs that do not disclose their portfolio holdings daily pursuant to the Prior Order. Instead, the ETFs allow for efficient trading by providing a VIIV, calculated and disseminated every second throughout the trading day, that permits investors to know the underlying value of a Share throughout the day, while shielding the identity of an ETF’s portfolio and recent trading activity in the ETF’s portfolio to protect an ETF’s performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the ETF’s strategies to the detriment of the ETF as further discussed below. The VIIV is equally available to, and easily usable by, all market participants.

Even though the ETFs do not publish their portfolio holdings daily, the VIIV provides Authorized Participants and other market participants with the value of the ETF’s portfolio on an intraday basis, which, in turn, enables them to identify arbitrage opportunities and, when combined with the ability to create and redeem Shares, take advantage of those arbitrage opportunities.3 Applicants believe the VIIV supports an efficient arbitrage mechanism and thus helps maintain the close tie between the market price of an ETF’s shares and the value of its portfolio. As a result, investors have been able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

[2]	The Prior Order permits (i) Shares to be listed and traded at negotiated prices on an Exchange, at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in Creation Units; and (iii) certain affiliated persons of the ETFs to deposit securities into, and receive securities from, the ETFs, in connection with the purchase and redemption of Creation Units.

[3]	Applicants also believe that value of the ETF’s portfolio, as presented by the VIIV, delivers Authorized Participants the information they need to effectively hedge their positions when transacting with the ETF.

Pursuant to the Prior Order, except when using Custom Basket, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for an ETF are a pro rata slice of the ETF’s portfolio, except for partial or full substitutions of cash as permitted under items (b) through (e) of section III.C.2.a. of the Original Application (referred to herein as a “Pro Rata Basket”). The purpose of the Pro Rata Basket is to eliminate intraday risk for an Authorized Participant seeking to enter a creation or redemption transaction. The combination of buying or selling the Pro Rata Basket when entering a creation or redemption transaction, as appropriate, ensures that the value of securities in the Pro Rata Basket will be the same as the value of the Creation Unit the Authorized Participant purchases or redeems from the ETF. When using a basket that differs from a Pro Rata Basket (a “Custom Basket”), the ETF must disclose an Optimized Basket and the Optimized Basket Overlap. The purpose of disclosing the Optimized Basket and the Optimized Basket Overlap is to provide additional information to Authorized Participants when transacting in Custom Baskets.

Applicants now seek an Order to amend the Prior Order to:

•	Permit an ETF to use Custom Baskets without the ETF also disclosing an Optimized Basket and the Optimized Basket Overlap. Instead, the ETF would disclose the composition of the Custom Basket that the ETF would accept for creation and redemption transactions. As discussed below, Applicants believe that by disclosing the instruments and weightings of any Custom Basket and being able to compare the performance of that Custom Basket to the VIIV, provides Authorized Participants with enough information to appropriately hedge any intraday risk that might result from the differences between the value of the basket and the ETF’s NAV.

•	Permit an ETF to engage in short selling, but only in the same types of instruments that an ETF is permitted to hold as long positions in its portfolio. Applicants intend to segregate liquid assets to cover the short sales, either with cash equivalents or other Portfolio Instruments.[4] For example, the Applicants do not intend to leverage an ETF by investing proceeds from short sales in additional long positions. Such flexibility would allow an ETF to pursue long/short investment strategies similar to those utilized by fully transparent ETFs, although only with respect to the asset types that are currently available for investment by the ETFs (each such Fund, a “Long/Short ETF”).

•	Expand on the specific circumstances when an ETF can accept or distribute cash in lieu of one or more securities that would otherwise be included in a Pro Rata Basket. Applicants are aware of situations, as described more fully herein, where an ETF may be prohibited from transacting in certain securities, and rather than accepting or distributing cash in lieu of the entire basket, as permitted under the Prior Order, it would be beneficial and appropriate for an ETF to accept or distribute cash in lieu for those securities.

•	Amend the definition of Authorized Participant in the Prior Order to modify the requirement that Authorized Participants must be either (a) a participant in the Continuous Net Settlement System of the National Securities Clearing Corporation or (b) a Depository Trust Company participant. At the same time, Applicants seek to clarify that each AP Representative, or its clearing broker, will be a member or participant of a clearing agency. Applicants note that there is no operational need or regulatory benefit for requiring Authorized Participants to be either a Participating Member or a DTC Participant when all transactions must go through an AP Representative.

No form having been specifically prescribed for this Application, Applicants proceed pursuant to Rule 0-2 under the Act.

[4]	While the ability to engage in short-selling may result in a Fund being, at least to some extent, leveraged, the ETFs will comply with the asset coverage requirements for short sales under Rule 18f-4 under the Act, among other requirements. The Applicants do not intend to use short sales for the purpose of leveraging the ETFs. Other than seeking the limited ability to borrow securities to be sold short, Applicants are not seeking the ability to borrow for investment purposes.

II.	APPLICANTS’ PROPOSALS

A.	SUFFICIENT INFORMATION TO SUPPORT EFFECTIVE ARBITRAGE

1.	Custom Baskets

Applicants seek to amend the Prior Order to revise the conditions governing an ETF’s use of Custom Baskets. Currently, Applicants disclose both an Optimized Portfolio and the Optimized Basket Overlap to provide Authorized Participants with enough information about the value of the ETF’s portfolio to assure there is an efficient arbitrage mechanism when transacting with Custom Baskets. Applicants propose to eliminate the requirement to disclose an Optimized Portfolio and the Optimized Basket Overlap each day that an ETF accepts Custom Baskets. Instead, each Business Day that the ETF will permit use of a Custom Basket, before the opening of trading on the Exchange where the ETF is listed, the ETF will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Custom Basket, as well as the estimated Cash Amount (if any), for that day. No additional information about any similarities or differences between the Custom Basket and the Pro Rata Basket will be required to be provided. The published Custom Basket will apply only on the Business Day it is published. The publication of a Custom Basket will not limit or restrict the ability of an Authorized Participant to transact using a Pro Rata Basket through an AP Representative. Nonetheless, for any transaction involving a Custom Basket, the transacting Authorized Participant will be fully aware of the instruments and weightings in the Custom Basket and, as a result, the Authorized Participants would be able to calculate the value of the Custom Basket on a real time basis. Because transacting Authorized Participants would be able to compare the value of the Custom Basket to the value of the ETF, as indicated by the VIIV, each second during the trading day, transacting Authorized Participants would be able to effectively hedge against intraday risk as discussed more fully below. This is substantially similar to how Authorized Participants hedge their exposure to intraday risk when using “custom baskets” in fully transparent ETFs relying on Rule 6c-11 under the Act. In that case, Authorized Participants are able to calculate the value of the custom basket and compare that to the value of the ETF, which they can calculate by valuing each instrument in fully disclosed portfolio of the ETF. The only material difference is that for ETFs relying on Rule 6c-11, the Authorized Participant calculates the value of the ETF on a real time basis. For an ETF relying on the Prior Order, the Authorized Participant has access to the value of the ETF, on a second-by-second basis, through dissemination of the VIIV. Applicants believe that permitting Authorized Participants to compare the value of the Custom Basket to the VIIV provides a level of information that makes disclosure of an Optimized Basket and the Optimized Basket Overlap redundant.

Because Authorized Participants would be able to effectively hedge their intraday risk when transacting with the ETF, Applicants do not believe use of Custom Baskets under the proposed amended conditions would negatively impact the efficiency of an ETF’s arbitrage mechanism. In addition, as contemplated in the Prior Order, Authorized Participants would always have the option to transact with the ETF using a Pro Rata Basket, so even if use of a Custom Basket created some additional intra-day risk for an Authorized Participant, the current effective arbitrage mechanism would remain in place.

a.         Effective Hedging

To explain how an Authorized Participant would hedge against his intraday risk if entering into a creation or redemption using a Custom Basket under the proposed amended conditions, we must first explain how Authorized Participants and market makers hedge their positions in ETFs generally. To be clear, this outlines one potential example of how an Authorized Participant could hedge a position in an ETF, and would be equally applicable for all ETFs, including an ETF. In large part, that is because Authorized Participants and market makers use the specific components of a fully transparent ETF portfolio or basket to value the ETF and the basket,5 and then develop their hedge by looking to profit and loss across all its proprietary accounts, including the intraday profit and loss on their exposure in ETF shares and creation and redemption baskets.

[5]	See Exchange Traded Funds – Good Practices for Consideration, Consultation Report, The Board of the International Organization of Securities Commissions (April 2022) at 31. (For US ETFs that operate pursuant to Rule 6c-11, “daily portfolio transparency provides APs and other market participants with a tool to facilitate valuing the ETF’s portfolio on an intraday basis, which, in turn, enables them to identify arbitrage opportunities and to effectively hedge their positions.”)(emphasis added); See also Invesco Capital Management LLC, et al., Fifth amended application for an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, (Nov. 5, 2020) (“Applicants expect that market participants will calculate their own real-time value of the Substitute Basket and determine whether and how to engage in arbitrage transactions, including hedging their positions.”)(emphasis added); Fidelity Beach Street Trust, et al., Ninth Amended and Restated Application for an Order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, (Nov. 18, 2019) (“Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s shares, which will facilitate the arbitrage process that permits the shares of an ETF to trade at market prices that are at or close to NAV.”)(emphasis added).

As an example, if a hypothetical Authorized Participant were selling 10,000 shares of a hypothetical ETF (“HYPO”) worth $613,900, we would expect the Authorized Participant to look at the overall net dollar position of its book of business and decide if it was comfortable being short another $613,900. If the answer is yes, it would do nothing. If the additional exposure is beyond what it was comfortable with, the Authorized Participant would lay off some of the risk, which can be done in an infinite amount of ways.6

Knowing that HYPO is a large cap growth ETF, the Authorized Participant would choose a hedging instrument that it believed would correlate with the known movement of HYPO as described by the VIIV. The Authorized Participant might choose to hedge 50% of the value by buying the appropriate amount of a different large cap ETF (“HEDGE”). If the Authorized Participant felt the market momentum was strong given the information from the order flow that it was receiving, it may over hedge and buy 125% of the value that was sold. This is all dynamic information that is being updated every second and can be modified in real time depending on profit and loss and market flow. Keeping in mind that the Authorized Participant is hedging to the 4:00 pm NAV of HYPO, the Authorized Participant may increase or decrease its hedging position, or change its hedging positions based on what it sees HYPO doing intraday. Applicants acknowledge that changes to an Authorized Participants hedging position would be a reaction to changes in the VIIV, rather than being continuously hedged by owning or short selling the specific securities in the ETF’s portfolio, which is possible under Rule 6c-11. Nonetheless, Applicants believe Authorized Participants use a process similar to that described above is when hedging intraday risk in any ETF. If an Authorized Participant had concerns about the amount of intraday exposure or concerns that the markets were particularly volatile, rather than choosing to transact using a Custom Basket intraday, the Authorized Participant would instead choose (before placing the order) to either (1) use the pro rata basket or (2) transact at market-on-close (“MOC”) and avoid any intraday risk.

[6]	In the simplest terms, a hedge is created by selecting a hedging instrument with a high negative correlation coefficient (r) to that of the securities for which the Authorized Participant is looking to mitigate risk (e.g., a hedging instrument that moves in the opposite direction of the securities that the Authorized Participant is hedging). The correlation will be calculated using the VIIV of the ETF over time compared to different hedging baskets. Ideally, the arbitrageur will identify instrument(s) or adjust the hedging vehicle in real-time to achieve a correlation coefficient of -1 (perfect negative correlation). In many cases this can be as simple as selling an index future against a long position in a Fund. This type of hedging instrument is accumulated to offset the exposure of the target portfolio in order to achieve price risk neutrality.

Assuming that the Authorized Participant decides to use a creation to obtain the 10,000 shares of HYPO to fully neutralize its exposure, there are potentially three types of creations – pro rata in-kind, cash, and custom in-kind – that can be used with an ETF. In each case the creation is executed with the ETF at the closing NAV of the ETF in return for an equal value of ETF shares.

In the case of a Pro Rata Basket, the Authorized Participant would enter into a creation transaction and would instruct the AP Representative to purchase the pro rata basket at some specific time during the day or at MOC. At the same time that it instructs the AP Representative to purchase the basket, the Authorized Participant would unwind/liquidate its hedge on the 10,000 shares of HYPO, as the exposure to HYPO would now be neutralized.

If the Authorized Participant is transacting in cash, which is currently permitted under the Prior Order, the Authorized Participant has to deliver an amount of cash equal to the closing NAV of the ETF. In that case, the Authorized Participant would enter into a creation transaction and would unwind/liquidate its hedge on the 10,000 shares of HYPO at MOC, as the exposure to HYPO would now be neutralized.7

[7]	Applicants acknowledge that for any transaction an Authorized Participant’s hedge may be imperfect, which could result in the Authorized Participant making money or losing money on its hedging transactions.

In the case of a Custom Basket, the Authorized Participant would enter into a creation transaction and would instruct the AP Representative to purchase the Custom Basket at some specific time during the day or at MOC. If the Authorized Participant instructs the AP Representative to purchase the basket at MOC, the Authorized Participant would unwind/liquidate its hedge on the 10,000 shares of HYPO at MOC, as the exposure to HYPO would now be neutralized. If the Authorized Participant instructs the AP Representative to purchase the Custom Basket before MOC, the Authorized Participant would now have exposure to the Custom Basket. If the Authorized Participant, using the same analysis described above for deciding whether to hedge its ETF exposure, decides to hedge its exposure to the Custom Basket, the Authorized Participant would enter into a hedging transaction correlated to its exposure to the Custom Basket. For this example, let us assume that the Custom Basket was 5,300 shares of a single large cap stock (“STOCK”). In such a case, the Authorized Participant could use an index-based product to hedge that risk, such as a broad-based equity index, a banking sector ETF, or, more simply, selling short some or all of the 5,300 shares of STOCK in the Custom Basket. At the same time that the Authorized Participant enters into a hedging transaction for STOCK, we expect it would reduce a corresponding amount of the hedge on HYPO.

For purposes of this example only, if we assume that the Authorized Participant’s only exposure is the 10,000 shares of HYPO that it sold at 10:19 am and the Custom Basket of 5,300 shares of STOCK that it purchased through its AP Representative, as part of its creation order, at 2:30 pm, we expect the hedging would work as follows:

•	At 10:19 am, when the Authorized Participant sells 10,000 shares of HYPO, it would purchase an amount of HEDGE of comparable value.

•	Throughout the day, the Authorized Participant would monitor the value of the HYPO, as reflected in the VIIV, and the value of its shares of HEDGE. If at any point throughout the day the Authorized Participant determined that HEDGE was diverging from the performance of HYPO, the Authorized Participant could adjust its position, either by purchasing more HEDGE, selling some HEDGE, or replacing some amount of HEDGE with a different hedging vehicle that more closely correlated to the intraday movement of HYPO. For example, if at 11:30 am, the Authorized Participant saw that the HEDGE was materially underperforming HYPO, it might purchase more HEDGE. Similarly, if HEDGE was materially outperforming HYPO, the Authorized Participant might sell a portion of its hedging position.[8]

•	At 2:30 pm, when the Authorized Participant enters into a creation transaction for 10,000 shares of HYPO and instructs the AP Representative to purchase the Custom Basket of STOCK, the Authorized Participant will sell a corresponding amount of STOCK short. At the same time, the Authorized Participant would reduce its hedging position in HEDGE by an amount corresponding to the value of the STOCK.

•	At 4:00 pm, MOC, the AP Representative would contribute 5,300 shares of STOCK purchased on behalf of the Authorized Participant and an amount of cash to the ETF equal in value to the ETFs NAV; the Authorized Participant would, using its proceeds from the short sale of STOCK at 2:30 pm, purchase 5,300 shares of STOCK to close out its hedge on STOCK; the Authorized Participant would sell its remaining hedging position in HEDGE; and the ETF would deliver to the AP Representative 10,000 shares of HYPO for the account of the Authorized Participant.

[8]	As noted above, because the Authorized Participant would be altering its hedging position in reaction to changes in the VIIV, there will always be some level of inefficiency as compared to establishing and holding throughout the day a perfect hedge position based on knowing the portfolio constituents.

As stated above, any Authorized Participant would typically be managing all of their exposures across their entire business and would not be focusing on the exposure of a single ETF transaction. Further, the example above does not reflect real transactions. An Authorized Participant would manage its exposure and would generally trade at prices better than the reported prices. The example also does not reflect the costs of hedging. Nonetheless, the important point of the above example is that, because the Authorized Participant can hedge as much or as little risk related to the securities in the Custom Basket, the Custom Basket is essentially immaterial to the Authorized Participant. The Authorized Participant will hedge its ETF exposure exactly the same, regardless of the type of creation transaction.9 Further, but for the over simplicity of the example, this is exactly how Authorized Participants would hedge their exposure to any ETF, whether fully transparent, using a proxy basket, or using the ActiveShares® ETF structure.

The ability to effectively hedge any risk related to the Custom Basket, the ability of the Authorized Participant to transact at MOC, and the option to transact using a pro rata basket assures that the option to use Custom Baskets will have no impact on the ETF’s arbitrage mechanism.

[9]	The information provided by the Optimized Portfolio and Optimized Basket Overlap, as required under the Prior Order, permits an Authorized Participant to set up a hedge position based on that information. However, because the information is based on an Optimized Portfolio, rather than the actual ETF portfolio, there is some inherent hedging risk and potential inefficiency. As noted above, an Authorized Participant managing its hedging position throughout the day, based on the value of the actual ETF portfolio, through dissemination of the VIIV, also has some inherent hedging risk and potential inefficiency. Applicants do not believe that eliminating the requirement for publishing the Optimized Portfolio and Optimized Basket Overlap will result in any material increase in hedging risk or inefficiency such that it would materially impact the efficiency of the arbitrage mechanism.

b.         When to Use a Custom Basket

As described in the Custom Basket Application, the ETFs will continue to use Custom Baskets only in circumstances under which Applicants believe there will be no harm to the ETFs or their shareholders, and in order to benefit the ETFs and their shareholders by reducing costs, increasing efficiency, and improving trading.

2.             Efficient Arbitrage

Finally, we recognize that that the ability of an Authorized Participant to always be able to use a Pro Rata Basket in the ActiveShares® ETF structure gave the Commission comfort that the arbitrage mechanism would work, even with an ETF where the Authorized Participants did not have current knowledge of the specific identities and weightings of portfolio securities. That ability to use a Pro Rata Basket remains unchanged. An Authorized Participant may always choose to use a Pro Rata Basket.

B.            LONG/SHORT ETFS

1.             ETF Operations

The Long/Short ETFs will operate in the same manner as the long only ETFs, with one exception, because short positions cannot be transferred in kind, cash will replace the net value of short positions in the Creation Basket just as with transparent long/short ETFs relying on Rule 6c-11.10 As previously approved by the Commission, a Long/Short ETF will provide a VIIV and, with the exception of Custom Baskets, as described above, will not publicly disclose its portfolio holdings.11 Further, a Long/Short ETF will only hold short positions in the same types of instruments that an ETF is permitted to hold as long positions in its portfolio.12 To execute a short-sale, the Long/Short ETF would borrow a security and sell it on the open market,13 while maintaining the asset coverage requirements for short sales under Rule 18f-4 under the Act. At a future date, the ETF would purchase the same security in the market and close out the loan.14 The Applicants do not intend to use short sales for the purpose of leveraging the Long/Short ETFs, and the collateral used to cover the short positions will be held in cash and cash equivalents. The net investment exposure of each Long/Short ETF will equal its net assets.

The VIIV will be calculated in the same manner for a Long/Short ETF. Pursuant to the Prior Order, the calculation of the VIIV has three key elements: all portfolio securities, whether a long or short position, will be valued throughout the trading day at the mid-point between the current national best bid and national best offer; the VIIV will be calculated to the nearest penny, permitting market participants to readily compare the VIIV to the current market price of an ETF’s Shares; and the Listing Exchange will disseminate the VIIV in one second intervals throughout the trading day. In the specific case of a short position, the market price of a short position is the price at which the security was sold short, less the mid-point between the current national best bid and national best offer for that security throughout the trading day, e.g., the cost of purchasing the security to close out the short position.15

[10]	This would be equally true whether the Creation Basket is a Pro Rata Basket or a Custom Basket. The net value of short positions, for purposes of a Creation Basket, would be calculated using the same valuation procedures that the Long/Short ETF uses to calculate its NAV and its VIIV.

[11]	An ETF may, but would not be required to, provide additional information to market participants, such as the percentage of a Long/Short ETF’s portfolio that is made up of short positions or actual positions held by the ETF. In such a case, the information would be published on the ETF’s website and made available to all market participants.

[12]	In the Original Application, Applicants stated that each ETF would invest only in “ETFs, Exchange-traded notes, Exchange listed common stocks, Exchange-traded preferred stocks, Exchange-traded ADRs, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures that trade contemporaneously with the ETF shares, as well as cash and cash equivalents.”

[13]	Long/Short Funds could also invest in short position through a swap transaction, if the Adviser or Sub-Adviser determines that it would be more efficient to do so. Such a swap would only be used for unleveraged short exposure to otherwise permissible investments.

[14]	Other than seeking to be able to borrow securities for the purpose of entering into a short-sale, Applicants are not seeking to amend the Prior Order to permit borrowing for investment purposes.

[15]	As with all assets held in a fund, entering into a short position or closing out a short position will be reflected in the NAV on the day following such transaction.

2.             Hedging a Long/Short ETF

As described above in the discussion about effective hedging of an ETF that can use Custom Baskets, hedging for all ETFs is essentially done in the same matter. Hedging decisions are based on the performance of the ETF, and any Authorized Participant seeking to hedge a position in the ETF would choose a hedging instrument or instruments that it believed would correlate with the known movement of the ETF as described by the VIIV. As describe above, the VIIV of the ETF and value of the hedging instruments is all dynamic information that is being updated every second. Based on that dynamic information, the Authorized Participant may increase or decrease its hedging position, or change its hedging instrument, to better correlate with what it sees the ETF doing intraday. Because short positions in a portfolio will generally dampen the volatility of that portfolio,16 Applicants believe that Authorized Participants may actually have less need to change its hedging positions intraday for a Long/Short ETF than a long only ETF.

[16]	Greg Adams, CFA, Volatility Reduction and Dynamic Opportunities, Fred Alger & Company, LLC (May 2021) (“The short positions in the ETF are the key element to generating lower volatility.”).

3.             The Use of Short Positions Raises No New Policy Concerns

Applicants do not believe that the use of short positions related to the portfolio instruments held by an ETF will give rise to any new policy concerns. Most significantly, the VIIV will continue to serve as an effective alternative to full portfolio transparency for any Long/Short ETFs.17 The inclusion of short positions as described above will not change the ability of arbitrageurs and market participants to recognize, value, and execute on arbitrage opportunities. The inclusion of short positions in the portfolio instruments held by a Long/Short ETF also will not disrupt the correlation between the VIIV and the actual portfolio. Applicants believe that the pricing of short positions in the portfolio instruments held by an ETF should be as readily ascertainable as the pricing of long positions in those same instruments for purposes of calculating the VIIV because the pricing of the short positions will reflect the liquidity and pricing transparency of the related instruments. As a result, Applicants expect that market makers will, through the disclosure of the VIIV each second throughout the trading day, understand the value and risk of the actual portfolio such that they can make efficient markets in the Shares. Further, because short positions will be limited to the same types of instruments that an ETF is permitted to hold as long positions in its portfolio, and will not be used for leveraging the ETF, Applicants do not believe the inclusion of short positions in an ETF’s portfolio will materially impact how an ETF operates during periods of market stress.

All of the other terms and conditions of the Prior Order not specifically modified herein will continue to apply to Long/Short ETFs and will provide appropriate protections for shareholders, as previously described to the Commission in the Prior Applications.

[17]	Applicants do not intend to disseminate, as a matter of course, the percentage of the Long/Short ETF’s portfolio that is made up of short positions versus long positions. Because Authorized Participants will hedge their intraday risk by managing a hedge based on the information provided by the VIIV, as described above, Applicants believe this lack of specific “directional” information will not have a material impact on an Authorized Participant’s ability to hedge.

4.             Comparability of Relief Sought to Prior Relief Granted

The Commission previously granted the Prior Order to permit the operations of the ETFs. As discussed above, Applicants do not believe that the ability for the Long/Short ETFs to hold short positions under the circumstances described above alters the rationale for the requested relief, and the same terms and conditions, except as specifically modified herein, will apply to the requested relief.  In addition, Applicants note that many ETFs have used short position for over a decade and that in 2019 the Commission adopted Rule 6c-11 under the Act which permits ETFs that track long/short indexes or that use short positions as part of active management strategies.  Accordingly, Applicants believe that the use of short positions by ETFs is well precedented.

C.            CASH IN LIEU OF CERTAIN SECURITIES

1.             Greater Flexibility in Substituting Cash

Applicants believe that there are times when an ETF, because of Fund Level Restrictions or Sponsor Level Restrictions (as defined below), will not be able to accept or redeem certain securities in-kind, and the ETF would be required to transact in cash in lieu of securities. Currently, under the terms of the Prior Order, if an ETF was not permitted to transact in a security, the ETF would be forced, on any day an ETF is holding a security subject to a Fund Level Restriction or Sponsor Level Restriction, to require all purchases and redemptions be made entirely in cash. Consequently, Applicants seek to amend the Prior Order to provide greater flexibility on when an ETF, when using a Pro Rata Basket as contemplated in the Prior Order, can substitute cash in lieu of one or more securities.

2.             Fund Level and Sponsor Level Restrictions

An ETF may find that it is not permitted to transact in a security for numerous reasons.18 The most common are referred to herein as “Fund Level Restrictions,” which can include limits imposed by the Act or limits imposed by fundamental or non-fundamental investment policies, where due to market movement, an ETF may not acquire additional shares of a specific security. One example of this would be where an ETF that is a “diversified company,” pursuant to Section 5(b)(1) of the Act, cannot acquire additional shares of a security because, at least in part as a result of the acquisition, the ETF would no longer meet the definition of “diversified company.” An ETF may also be restricted from transacting in a security because of restrictions on the ETF’s Adviser or Sub-Adviser, which are referred to herein as “Sponsor Level Restrictions.” Examples of such Sponsor Level Restrictions could be the result of the investment adviser, or an affiliate of the investment adviser, having material non-public information about a security that would restrict the adviser and the ETF from transacting in the security pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 or a legal restriction on investments in certain industries that apply to the investment adviser and its affiliates, including an ETF. For example, the purchase of 10% or more of the common equity of certain public utilities requires prior FERC approval under Section 203 of the Federal Power Act.19 FERC has determined that an investment adviser can be subject to that 10% limit based on the holdings of accounts it manages, in the aggregate. Thus, the holdings of all accounts managed by an adviser, including an ETF, are combined for purposes of that 10% investment limit.20

[18]	These same restrictions prevent a Fund from transacting in these securities generally, whether through a creation or redemption, or through a normal portfolio transaction on the open market.

[19]	See, e.g., Section 203(a)(2) of the Federal Power Act, 16 U.S.C. § 824b(a)(2).

[20]	Horizon Asset Mgmt., Inc., 125 F.E.R.C. ¶ 61,209 (2008). See generally, Investing Your Way Into FERC Jurisdiction: A Warning to Compliance Officers and Company Counsel, Bloomberg BNA Securities Regulation & Law Report (2014).

Historically, Fund Level Restrictions and Sponsor Level Restrictions have not been a significant issue for most ETFs, at least in part because prior to the adoption of Rule 6c-11, the vast majority of ETFs were index based ETFs that have been permitted to use sampled, rather than pro rata, baskets.21 Further, a number of actively managed ETFs that existed prior to the adoption of Rule 6c-11 relied on exemptive orders that permitted ETFs to substitute cash in lieu of some or all of the requisite securities in a Creation Basket when doing so would be in the best interest of the ETF.22 The adoption of Rule 6c-11 and the additional basketing flexibility it provides, has effectively eliminated any concerns related to Fund Level Restrictions and Sponsor Level Restrictions for ETFs that can rely on that rule.

[21]	“Actively managed ETFs and ETFs not registered under the Act represented only 4.1 percent of ETF net assets at year-end 2019.” 2020 Investment Company Fact Book, Investment Company Institute (2020).

[22]	See, e.g., WisdomTree Asset Management, Inc., et al., Investment Company Act Release Nos. 28419 (September 28, 2008) (notice) and 28471 (October 27, 2008) (order) (Applicants stated that “[t]he Trust reserves the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any New Fund or Future Funds, as well as to accept partial cash in lieu of Deposit Securities in connection with purchases and redemptions of any New Fund or Future Fund. This may occur in circumstances where it may be in the best interests of the Trust to do so. . . .”); Grail Partners LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order) (The applicants stated that “[t]he Trust may also permit, in its sole discretion, an ‘in-kind’ purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.”); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release Nos. 28949 (October 20, 2009) (notice) and 28993 (November 10, 2009) (order))(“The applicants specifically stated that “the Trust reserves the right to deliver cash for all or a portion of any redemption order” and that “a Creation Unit is purchased or redeemed from the Funds for a basket of Deposit Instruments or Redemption Instruments that corresponds pro rata, to the extent practicable.” The applicants also stated that cash could be used to the extent necessary to comply with federal securities laws.); U.S. One, Inc., et al., Investment Company Act Release Nos. 29128 (February 2, 2010) (notice) and 29164 (March 1, 2010) (order).(Applicants stated that “[t]he Trust may also permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.”); AdvisorShares Investments, Investment Company Act Release Nos. 29264 (notice) and 29291 (order) (“The applicants stated that “[t]he Trust may also permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.”). Applicants acknowledge that none of the exemptive orders cited specifically focused on Fund Level Restrictions or Sponsor Level Restrictions, as described herein, but nonetheless believe those orders provide enough flexibility such that Fund Level Restrictions or Sponsor Level Restrictions could have been dealt with by using a cash substitution.

3.             Additional Ability to Use Cash-In-Lieu

Applicants seek to expand the circumstances under which a Pro Rata Basket may include cash-in-lieu of Deposit Instruments or Redemptions Instruments.23 Specifically, Applicants request that an ETF be permitted, on a given Business Day, to require all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are subject to a Fund Level Restriction or a Sponsor Level Restriction.24 This limited ability to require cash-in-lieu, like the other circumstances where an ETF may permit or require cash-in-lieu of a Deposit Instruments or Redemption Instruments in a Creation Basket, would not be considered a Custom Basket, as discussed in Section II. A. above, but rather as a Pro Rata Basket and would not require disclosure of the Creation Basket. Nonetheless, Applicants will adopt or revise policies and procedures regarding the composition of each Creation Basket exchanged with an Authorized Participant.25

[23]	Pursuant to the Prior Order, purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described in the Original Application;

(b) if, on a given Business Day, the Fund publicly announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

[24]	Much like an instrument may not be eligible for trading by an ETF because the instrument is not eligible for trading by the ETF’s Adviser or Sub-Adviser, an instrument may not be eligible for trading by the Adviser or the Sub-Adviser, and therefore the ETF, because the instrument is not eligible for trading by an affiliate of the Adviser or Sub-Adviser.

[25]	See condition 10, at pages 15-16 of the Custom Basket Application. See also Original Application, supra footnote 1, at footnote 35. Pursuant to those procedures, each Fund will maintain records regarding each Creation Basket exchanged with an Authorized Participant. To the extent that a basket contains cash in lieu as a result of Fund Level Restriction or Sponsor Level Restriction on a Deposit Instrument or Redemption Instrument, the ETF would note the nature of the restriction in its records, which would be maintained as part of the records regarding each Creation Basket exchanged with an Authorized Participant.

D.            DEFINITION OF AUTHORIZED PARTICIPANT

1.             Change of Definition

Applicants seek to revise the definition of Authorized Participant in the Prior Order so that, Authorized Participant means a registered broker-dealer that is, or its clearing broker is, a member or participant of a clearing agency registered with the Commission, which has a written agreement with an ETF or one of its service providers that allows the Authorized Participant to place orders for the purchase and redemption of Creation Units.

In the Prior Order, Applicants sought to define an Authorized Participant in a way that was most consistent with industry norms. To that end, the Original Application defined an Authorized Participant as a broker-dealer that is either a Participating Party or a DTC Participant, which in either case has executed a Participant Agreement with the Distributor, with respect to creations and redemptions of Creation Units. Applicants used this definition because it was a definition that was regularly used in applications for traditional fully transparent ETFs’ exemptive relief.26 Applicants also note that the Commission adopted a similar definition of authorized participant in Rule 6c-11 under the Act, in that an authorized participant must be a member or participant of a clearing agency registered with the Commission, which would include a Participating Party or a DTC Participant.27 Applicants believe that this definition has been used because, historically, transactions between ETFs and Authorized Participants were primarily in-kind transactions, and an Authorized Participant typically wanted direct access to the institutional clearing systems used to settle ETF share transactions in the primary market.

[26]	See, e.g., AQR Trust, et al., Investment Company Act Release Nos. 33342 (December 21, 2018)(notice) and 33347 (January 28, 2019)(order); Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 28933 (September 28, 2009)(notice) and 26006 (October 23, 2009)(order).

[27]	Rule 6c-11(a)(1) defines “authorized participant” as a member or participant of a clearing agency registered with the Commission, which has a written agreement with the ETF or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of creation units. In the adopting release for Rule 6c-11, the Commission noted that the definition they adopted “remained largely consistent” with the exemptive relief granted to ETFs. Rule 6c-11 Adopting Release, supra note 4, at 52.

However, for an ETF, except when using a Custom Basket, each Authorized Participant cannot transact directly with the ETF, but instead must transact through an AP Representative, which is a broker-dealer that has access to the institutional clearing systems.28 Furthermore, an Authorized Participant for an ETF would not have an operational need to be a member or participant of a clearing agency to the extent it is using a clearing broker that is a member or participant of a clearing agency. Further, Applicants are unaware of any public policy reason, why Authorized Participants should be limited to members or participants of a clearing agency. In the adopting release for Rule 6c-11, the Commission expressed no policy reason for the definition of Authorized Participant in that rule, but instead simply expressed a belief that it was “largely consistent with” the exemptive relief that the Commission had issued prior to adoption of the Rule.29 Applicants believe the definition was primarily descriptive, given that there was no policy reason articulated by the Commission.

[28]	This access can be through the AP Representative being a member or participant of a clearing agency, or through the clearing broker for the AP Representative being a member or participant of a clearing agency.

[29]	Applicants also note that the Commission specifically stated in the adopting release to Rule 6c-11 that the rule was “generally intended to codify existing relief for ETFs” and other exemptions “may be considered within our regular exemptive application process.” Rule 6c-11 Adopting Release, supra note 4, at p. 46.

2.             Impact of Broadening the Definition of Authorized Participant

Applicants seek to change the definition of Authorized Participant to allow non-clearing broker-dealers, including market makers, to serve as Authorized Participants. This will have the effect of increasing the number of eligible Authorized Participants. Applicants believe that increasing the number of eligible Authorized Participants would likely result in more broker-dealers seeking to become Authorized Participants. While the number of Authorized Participants is not the primary driver of trading volume, Applicants believe that removing barriers that could allow for a more diverse group of active Authorized Participants could increase competition and help support increased trading volumes, which in turn would ultimately help narrow bid/ask spreads for investors. As the Commission has specifically acknowledged in its adoption of Rule 6c-11 and in the Prior Order, the arbitrage mechanism is a critical element of the functioning and success of all ETFs and the success of the ETFs would only stand to be improved by increasing the number of market participants willing to create or redeem shares.30

[30]	A number of commenters on the proposal of Rule 6c-11 noted that “increasing the entities eligible to transact with an ETF could further help facilitate the arbitrage mechanism, reduce concentration risk, and lower transaction costs.” Rule 6c-11 Adopting Release, supra note 4, at p. 45.

At the same time, Applicants do not believe that changing the definition would have any negative impact on the ETFs or their shareholders. To the extent there is some benefit of an Authorized Participant being a member or participant of a clearing agency, under Applicants’ proposal, either the Authorized Participant or its clearing broker used for a particular transaction will be such a member or participant. Similarly, although not specifically defined as such in the Original Application, Applicants agree that each AP Representative, or its clearing broker used for a particular transaction, will also be a member or participant of a clearing agency. Further, regardless of whether an Authorized Participant is or is not a clearing broker, clearance and settlement of creations units will operate in the same way as under the Prior Order. There will always be a member or participant of a clearing agency effecting the transaction, it will just not always be the Authorized Participant. In the specific case of the ETFs, as stated above and explained in the Original Application, each Authorized Participant is restricted from transacting directly with an ETF, and instead must use an AP Representative that is responsible for the clearance and settlement of all purchases and redemptions of creation units, as well as clearance and settlement of Deposit Instruments and the Redemption Instruments. This includes both the in-kind portion and cash portion of any Creation Basket. So, as with most purchases and creations involving traditional fully transparent ETFs that primarily hold equity securities, if the AP Representative is settling Shares through the CNS System, the in-kind securities and cash that make up the Creation Basket will also settle through the CNS System. If the AP Representative is settling the Shares through DTC, the in-kind portion of the creation basket will settle through DTC and the cash portion of the creation basket will settle via Fedwire. In short, for the ETFs, the clearing and settlement of the Creation Basket and the Shares will not change if the Commission expands the definition of Authorized Participants to include broker-dealers that are not themselves, Participating Members or DTC Participants.31

[31]	Applicants believe this change to the definition of Authorized Participant would be beneficial for all ETFs, including those relying on Rule 6c-11, as it could increase the number of broker-dealers eligible to serve as Authorized Participants. Applicants believe that this requested relief would be an opportunity for the Commission to evaluate the impact of making such a change through the “regular exemptive application process,” prior to taking any action that would impact the entire ETF industry. See footnote 32 supra.

III.	REQUEST FOR RELIEF

Applicants are seeking to amend the terms and conditions of the Prior Order, subject to the terms and conditions herein, in order to:

•	amend the conditions under which an ETF may use Custom Baskets subject to publicly disclosing such baskets as described herein,

•	permit an ETF to invest in short positions,

•	expand the circumstances under which an ETF may use cash in lieu of securities in Pro Rata Basket, and

•	revise the definition of Authorized Participant

For the reasons stated in the Prior Order and herein, Applicants believe that:

•	With respect to the relief pursuant to section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•	With respect to the relief pursuant to section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.

IV.	CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except condition 2 and condition 6 which are replaced with revised and restated conditions 2 and 6 below:

2.	The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior business day’s NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the Act. The website will also disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs under Rule 6c-11 under the Act). On each applicable Business Day, before the opening of trading on the Exchange where the ETF is listed, the ETF will cause to be published through the National Securities Clearing Corporation, the names and quantities of the instruments comprising any Custom Basket, as well as any cash amount for that day. The website for the Trust will publish the composition of any Custom Basket accepted by the ETF on the previous Business Day that differed from such Business Day’s Pro Rata Basket.

6.	Each ETF will comply with the recordkeeping requirements of Rule 6c-11 under the Act, except that for purposes of this condition, only a Creation Basket different from the ETF’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii). For any Creation Basket that includes cash in lieu of instruments subject to a Fund Level Restriction or a Sponsor Level Restriction, the ETF’s records will note the nature of the restriction. In addition, each ETF will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between the ETF and each AP Representative related to the AP Representative’s role as such.

V.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VI.	AUTHORIZATIONS AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Daniel J. McCabe, Sole Initial Trustee of the Precidian ETF Trust II, is authorized to sign on behalf of Precidian ETF Trust II pursuant to his authority as sole Trustee of the Trust. Mark Criscitello, a Principal of Precidian Investments LLC, the sole member of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Principal of Precidian Investments LLC. Alicia K. Strout, Vice President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Vice President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name:	Daniel J. McCabe
Title:	Sole Trustee

Precidian Funds LLC

By:	Precidian Investments LLC
Title:	Sole Member

By:	/s/ Mark Criscitello
Name:	Mark Criscitello
Title:	Principal

Foreside Fund Services, LLC

By:	/s/ Alicia K. Strout
Name:	Alicia K. Strout
Title:	Vice President

Verification Rule 0-2(d)

VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the Sole Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name:	Daniel J. McCabe
Title:	Sole Initial Trustee

Dated:	July 28, 2025

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Precidian Funds LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name:	Mark Criscitello
Title:	Principal

Dated:	July 28, 2025

VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that she is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

Foreside Fund Services, LLC

By:	/s/ Alicia K. Strout
Name:	Alicia K. Strout
Title:	Vice President

Dated:	July 29, 2025

31